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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number

CS China Acquisition Corp.
(Translation of registrant’s name into English)

Room 1708 Dominion Centre, 43-59 Queen's Road East, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CS CHINA ACQUISITION CORP. (“CS CHINA”) IS HOLDING PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT , LTD. (“AGRL”), DESCRIBED IN CS CHINA’S PROXY STATEMENT, DATED JANUARY 19, 2010 FILED AS AN EXHIBIT TO A REPORT ON FORM 6-K.

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD., THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF CS CHINA SHAREHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, WHO ACTED AS UNDERWRITERS IN CS CHINA’S INITIAL PUBLIC OFFERING, WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION.  IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 15, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA SHAREHOLDERS UPON LIQUIDATION.

SHAREHOLDERS OF CS CHINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ CS CHINA’S PROXY STATEMENT IN CONNECTION WITH CS CHINA’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT CONTAINS IMPORTANT INFORMATION.  THE PROXY STATEMENT HAS BEEN DISTRIBUTED TO SHAREHOLDERS AS OF THE CLOSE OF BUSINESS ON JANUARY 13, 2010, WHICH WAS ESTABLISHED AS THE RECORD DATE FOR VOTING ON THE ACQUISITION.  SHAREHOLDERS MAY ALSO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:  CS CHINA ACQUISITION CORP., ROOM 1708 DOMINION CENTRE, 43-59 QUEEN’S ROAD EAST, WANCHAI, HONG KONG.  SHAREHOLDERS CAN ALSO READ CS CHINA’S FINAL PROSPECTUS, DATED AUGUST 11, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION.

Entry into a Material Definitive Agreement.

Through the close of business on January 29, 2010, CS China Acquisition Corp. (“CS China”) entered into an agreement to purchase 620,730 of the ordinary shares sold in its initial public offering (“Public Shares”) in privately negotiated transactions from one shareholder of record who would otherwise vote against CS China’s proposed acquisition described in its proxy statement dated January 19, 2010 for an aggregate of $3,699,687.88.  Such shares represent approximately 11.2% of CS China’s Public Shares.  Pursuant to such agreement, the holder has agreed to give CS China’s management proxies to vote its Public Shares in favor of the acquisition proposal and other related proposals, which will revoke prior proxies voted against the proposals.  Further such agreements may be entered into prior to the extraordinary general meeting of shareholders on similar terms.   The closing of such purchases will be effected by CS China after the closing of the acquisition and would be paid for with funds that are presently in CS China’s trust account.

Also, Chien Lee, Chairman of the Board of CS China, together with his wife, Sylvia Lee, have purchased an aggregate of 20,500 ordinary shares in two open market transactions for their joint account.

Exhibits

Exhibit	Description

10.1	Form of Share Purchase Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010	CS China Acquisition Corp.
(Registrant)

	By:	/s/James R. Preissler
Chief Financial Officer